BIOCERES CROP SOLUTIONS CORP. Unaudited interim condensed consolidated financial statements as of March 31, 2021, June 30, 2020 and for the nine-month periods ended March 31, 2021 and 2020.

BIOCERES CROP SOLUTIONS CORP.

INDEX

Unaudited interim condensed consolidated financial statements as of March 31, 2021, June 30, 2020 and for the nine-month periods ended March 31, 2021 and 2020.

Unaudited interim condensed consolidated statements of financial position as of March 31, 2021 and June 30, 2020	F-3

Unaudited interim condensed consolidated statements of comprehensive income for the three-month and nine-month periods ended March 31, 2021 and 2020	F-5

Unaudited interim condensed consolidated statements of changes in equity for the nine-month periods ended March 31, 2021 and 2020	F-7

Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended March 31, 2021 and 2020	F-9

Notes to the unaudited interim condensed consolidated financial statements	F-11

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2021, and June 30, 2020

(Amounts in US Dollars)

	Notes	03/31/2021	06/30/2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6.1	21,597,426	27,159,421
Other financial assets	6.2	27,601,998	28,799,833
Trade receivables	6.3	80,412,576	73,546,633
Other receivables	6.4	7,855,944	4,770,672
Income and minimum presumed income taxes recoverable		167,745	112,220
Inventories	6.5	39,058,808	29,338,548
Biological assets	6.6	17,101,794	965,728
Total current assets		193,796,291	164,693,055

NON-CURRENT ASSETS
Other financial assets	6.2	333,969	322,703
Trade receivables	6.3	831,581	-
Other receivables	6.4	2,169,173	1,703,573
Income and minimum presumed income taxes recoverable		10,288	6,029
Deferred tax assets	8	3,284,442	2,693,195
Investments in joint ventures and associates	12	29,287,990	24,652,792
Property, plant and equipment	6.7	42,845,194	41,515,106
Intangible assets	6.8	61,093,033	35,333,464
Goodwill	6.9	26,480,645	25,526,855
Right of use asset	18	1,080,939	1,114,597
Total non-current assets		167,417,254	132,868,314
Total assets		361,213,545	297,561,369

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2021, and June 30, 2020

(Amounts in US Dollars)

LIABILITIES	Notes	03/31/2021	06/30/2020
CURRENT LIABILITIES
Trade and other payables	6.10	60,402,061	57,289,862
Borrowings	6.11	85,415,020	63,721,735
Employee benefits and social security	6.12	3,622,544	4,510,592
Deferred revenue and advances from customers		1,388,479	2,865,437
Income tax payable		5,557,898	1,556,715
Government grants		1,302	1,270
Consideration for acquisition of assets	6.14	200,000	-
Lease liabilities	18	507,434	665,098
Total current liabilities		157,094,738	130,610,709

NON-CURRENT LIABILITIES
Trade and other payables	6.10	452,654	452,654
Borrowings	6.11	50,740,811	41,226,610
Employee benefits and social security	6.12	-	534,038
Government grants		-	2,335
Joint ventures and associates	12	1,266,645	1,548,829
Deferred tax liabilities	8	17,630,027	16,858,125
Provisions		377,900	417,396
Consideration for acquisition of assets	6.14	7,637,972	-
Private warrants	6.13	-	1,686,643
Convertible notes		47,197,434	43,029,834
Lease liabilities	18	428,304	444,714
Total non-current liabilities		125,731,747	106,201,178
Total liabilities		282,826,485	236,811,887

EQUITY
Equity attributable to owners of the parent		61,026,785	46,179,395
Non-controlling interests		17,360,275	14,570,087
Total equity		78,387,060	60,749,482
Total equity and liabilities		361,213,545	297,561,369

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-month and nine-month periods ended March 31, 2021 and 2020

(Amounts in US Dollars)

		Three-month period ended		Nine-month period ended
	Notes	03/31/2021	03/31/2020	03/31/2021	03/31/2020
Revenues from contracts with customers	7.1	35,536,258	25,716,706	125,644,856	124,219,073
Government grants		547	747	1,707	24,983
Initial recognition and changes in the fair value of biological assets		684,308	(45,041)	1,668,501	674,302
Total		36,221,113	25,672,412	127,315,064	124,918,358

Cost of sales	7.2	(20,901,909)	(14,920,088)	(69,088,393)	(68,227,890)
Research and development expenses	7.3	(1,443,241)	(1,264,314)	(3,582,273)	(3,391,666)
Selling, general and administrative expenses	7.4	(10,213,137)	(8,688,711)	(31,525,096)	(27,871,030)
Share of profit or loss of joint ventures and associates	12	906,241	(132,080)	1,211,928	1,166,425
Other income or expenses, net		205,127	(22,098)	345,449	(203,664)
Operating profit		4,774,194	645,121	24,676,679	26,390,533

Financial cost	7.5	(4,480,381)	(3,594,053)	(15,122,561)	(15,861,565)
Other financial results	7.5	(527,621)	(990,899)	(8,517,777)	(8,592,063)
Profit before income tax		(233,808)	(3,939,831)	1,036,341	1,936,905
Income tax	8	(390,710)	366,382	(6,232,163)	(838,273)
Profit (Loss) for the period		(624,518)	(3,573,449)	(5,195,822)	1,098,632

Profit (loss) for the period attributable to:
Equity holders of the parent		(1,180,484)	(3,120,733)	(7,503,849)	1,143,771
Non-controlling interests		555,966	(452,716)	2,308,027	(45,139)
		(624,518)	(3,573,449)	(5,195,822)	1,098,632
Profit (Loss) per share
Basic (loss) profit attributable to ordinary equity holders of the parent (1)	9	(0.0305)	(0.0864)	(0.1936)	0.0317
Diluted (loss) profit attributable to ordinary equity holders of the parent	9	(0.0305)	(0.0864)	(0.1936)	0.0317
Weighted average number of shares
Basic (1)	9	38,756,606	36,120,517	38,756,606	36,120,517
Diluted	9	38,756,606	36,120,517	38,756,606	36,120,517

(1) For the nine-month periods ended March 31, 2021 and 2020, diluted EPS was the same as basic EPS. See Note 9.

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

BIOCERES CROP SOLUTIONS CORP.

 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-month and nine-month periods ended March 31, 2021 and 2020

(Amounts in US Dollars)

	Three-month period ended		Nine-month period ended
Notes	03/31/2021	03/31/2020	03/31/2021	03/31/2020

Profit (loss) for the period	(624,518)	(3,573,449)	(5,195,822)	1,098,632

Other comprehensive income (loss)	1,911,937	(56,919)	2,707,064	(7,623,444)
Items that may be subsequently reclassified to profit and loss	2,853,790	5,345	3,766,022	(10,303,738)
Exchange differences on translation of foreign operations from joint ventures	800,808	25,649	850,804	(2,662,603)
Exchange differences on translation of foreign operations	2,052,982	(20,304)	2,915,218	(7,641,135)
Items that will not be subsequently reclassified to loss and profit	(941,853)	(62,264)	(1,058,958)	2,680,294
Revaluation of property, plant and equipment, net of tax, of Joint ventures and associates (1)	(167,437)	(4,148)	(178,932)	351,554
Revaluation of property, plant and equipment, net of tax (2)	(774,416)	(58,116)	(880,026)	2,328,740
Total comprehensive profit (loss)	1,287,419	(3,630,368)	(2,488,758)	(6,524,812)

Total comprehensive profit (loss) attributable to:
Equity holders of the parent	510,325	(3,170,432)	(5,278,946)	(5,597,750)
Non-controlling interests	777,094	(459,936)	2,790,188	(927,062)
	1,287,419	(3,630,368)	(2,488,758)	(6,524,812)

(1) The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was $ (59,644) and $ 175,777 for the nine-month periods ended March 31, 2021 and 2020, respectively.

(2) The tax effect of the revaluation of property, plant and equipment was $(293,342) and $776,247 for the nine-month periods ended March 31, 2021 and 2020, respectively.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month periods ended March 31, 2021 and 2020

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Own shares trading premium	Stock options and share based incentives	Convertible instruments	Cost of own shares held	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity attributable to owners of the parent	Non-controlling Interests	Total equity
06/30/2020	3,613	96,486,865	-	3,428,029	702,981	(30,906)	(18,613,112)	(43,198,201)	7,400,126	46,179,395	14,570,087	60,749,482
Capitalization of warrants (Note 6.13)	260	7,765,410	(916,202)	-	-	-	-	-	-	6,849,468	-	6,849,468
Shares issued (Note 4)	188	14,999,812	-	-	-	-	-	-	-	15,000,000	-	15,000,000
Share-based incentives	-	-	-	955,492	-	-	-	-	-	955,492	-	955,492
Purchase of own shares	-	-	-	-	-	(2,678,624)	-	-	-	(2,678,624)	-	(2,678,624)
(Loss) profit for the period	-	-	-	-	-	-	(7,503,849)	-	-	(7,503,849)	2,308,027	(5,195,822)
Other comprehensive income or loss	-	-	-	-	-	-	-	3,072,069	(847,166)	2,224,903	482,161	2,707,064
03/31/2021	4,061	119,252,087	(916,202)	4,383,521	702,981	(2,709,530)	(26,116,961)	(40,126,132)	6,552,960	61,026,785	17,360,275	78,387,060

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month periods ended March 31, 2021 and 2020

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Stock options and share based incentives	Convertible instruments	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity / (deficit) attributable to owners of the parent	Non-controlling Interests	Total equity
06/30/2019	3,613	96,486,865	-	-	(21,972,287)	(31,479,583)	4,263,255	47,301,863	14,793,003	62,094,866
Share-based incentives	-	-	2,573,927	-	-	-	-	2,573,927	-	2,573,927
Convertible notes	-	-	-	702,981	-	-	-	702,981	-	702,981
Profit (loss) for the period	-	-	-	-	1,143,771	-	-	1,143,771	(45,139)	1,098,632
Other comprehensive (loss) / income	-	-	-	-	-	(8,885,756)	2,144,235	(6,741,521)	(881,923)	(7,623,444)
03/31/2020	3,613	96,486,865	2,573,927	702,981	(20,828,516)	(40,365,339)	6,407,490	44,981,021	13,865,941	58,846,962

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended March 31, 2021 and 2020

(Amounts in US Dollars)

	Notes	03/31/2021	03/31/2020
OPERATING ACTIVITIES
(Loss) profit for the period		(5,195,822)	1,098,632

Adjustments to reconcile profit to net cash flows
Income tax		6,232,163	838,273
Finance results		23,640,338	24,453,628
Depreciation of property, plant and equipment	6.7	2,004,806	1,537,055
Amortization of intangible assets	6.8	1,657,667	1,653,693
Depreciation of leased assets	18	574,083	464,234
Transactional expenses (recovery)		1,839,679	(783,296)
Share-based incentive and stock options		955,492	2,573,927
Share of profit or loss of joint ventures and associates	12	(1,211,928)	(1,166,425)
Provisions for contingencies		67,675	(8,144)
Allowance for impairment of trade debtors		336,458	1,073,843
Allowance for obsolescence		401,271	572,686
Initial recognition and changes in the fair value of biological assets		(1,668,501)	(674,302)
Gain or loss on sale of equipment and intangible assets		23,927	173,529

Working capital adjustments
Trade receivables		(9,610,274)	(9,143,593)
Other receivables		(4,020,180)	(4,954,955)
Income and minimum presumed income taxes		3,420,476	409,742
Inventories and biological assets		(29,994,864)	(2,749,029)
Trade and other payables		948,411	5,486,954
Employee benefits and social security		(1,610,039)	(2,108,884)
Deferred revenue and advances from customers		(1,672,163)	212,331
Government grants		(2,303)	(5,573)
Interest collected		2,241,654	773,392
Inflation effects on working capital adjustments		(16,908,854)	(14,191,466)
Net cash flows (used in)/ generated by operating activities		(27,550,828)	5,536,252

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended March 31, 2021 and 2020

(Amounts in US Dollars)

	Notes	03/31/2021	03/31/2020
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		116,670	37,638
Investment in joint ventures and associates	12	(101,883)	-
Proceeds from financial assets		2,144,742	-
Purchase of property, plant and equipment	6.7	(2,524,952)	(1,361,785)
Capitalized development expenditures	6.8	(2,451,432)	(935,092)
Purchase of intangible assets	6.8	(5,638,962)	(115,753)
Net cash flows generated by (used in) investing activities		(8,455,817)	(2,374,992)

FINANCING ACTIVITIES
Proceeds from borrowings		114,320,889	106,588,289
Repayment of borrowings, financed payments and interest payments		(78,690,279)	(68,360,216)
Increase (decrease) in bank overdrafts and other short-term borrowings		(1,141,258)	1,570,104
Other financial proceeds or payments, net		(742,743)	887,505
Leased assets payments		(558,575)	(433,947)
Warrants tender offer payments		(1,030,952)	-
Purchase of own shares		(2,678,624)	-
Net cash flows generated by financing activities		29,478,458	40,251,735

Net (decrease) increase in cash and cash equivalents		(6,528,187)	43,412,995

Inflation effects on cash and cash equivalents		(654,051)	(318,734)

Cash and cash equivalents as of beginning of the period	6.1	27,159,421	3,450,873
Effect of exchange rate changes on cash and equivalents		1,620,243	1,633,153
Cash and cash equivalents as of the end of the period	6.1	21,597,426	48,178,287

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

BIOCERES CROP SOLUTIONS CORP.

Index

1.	General information.
2.	Accounting standards and basis of preparation.
2.1.	Statement of compliance with IFRS as issued by IASB.
2.2.	Authorization for the issue of the unaudited interim condensed consolidated financial statements.
2.3.	Basis of measurement.
2.4.	Functional currency and presentation currency.
2.5.	Changes in accounting policies.
2.6.	Changes in accounting estimates and judgments.
3.	New standards, amendments and interpretations issued by the IASB.
4.	Acquisitions.
5.	Seasonality.
6.	Information about components of unaudited interim condensed consolidated statements of financial position.
6.1.	Cash and cash equivalents.
6.2.	Other financial assets.
6.3.	Trade receivables.
6.4.	Other receivables.
6.5.	Inventories.
6.6.	Biological assets.
6.7.	Property, plant and equipment.
6.8.	Intangibles assets.
6.9.	Goodwill.
6.10.	Trade and other payables.
6.11.	Borrowings.
6.12.	Employee benefits and social security.
6.13.	Private warrants.
6.14.	Financed payment-Acquisition of business
7.	Information about components of unaudited interim condensed consolidated statement of comprehensive income.
7.1.	Revenues from contracts with customers.
7.2.	Cost of sales.
7.3.	R&D expenses classified by nature.
7.4.	Expenses classified by nature and function.
7.5.	Finance results.
8.	Taxation.
9.	Earnings per share (EPS).
10.	Information about unaudited condensed consolidated components of equity.
10.1.	Share capital.
10.2.	Non-controlling interest.

BIOCERES CROP SOLUTIONS CORP.

11.	Cash flow information.
12.	Joint ventures and associates.
13.	Segment information.
14.	Financial instruments – Risk management.
15.	Shareholders and other related parties’ balances and transactions.
16.	Key management personnel compensation.
17.	Share-based payments.
18.	Leases.
19.	Contingencies, commitments and restrictions on the distribution of profits.
20.	Impact of COVID-19.
21.	Events occurring after the reporting period.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Amounts in US Dollars, except otherwise indicated)

1.	GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Group has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 30 countries, including Brazil, Paraguay, India, United States, Uruguay, Colombia, France and South Africa.

Unless the context otherwise requires, “we”, “us”, “our”, “Bioceres”, “BIOX”, “the Group”, and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

2.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

2.1.    Statement of compliance with IFRS as issued by IASB

These unaudited interim condensed consolidated financial statements for the nine-month period ended March 31, 2021 have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the consolidated financial statements as of June 30, 2020.

2.2.    Authorization for the issue of the unaudited interim condensed consolidated financial statements

These unaudited interim condensed consolidated financial statements of the Group as of March 31, 2021, June 30, 2020 and for the nine-month periods ended March 31, 2021 and 2020 were authorized by the Board of Directors of Bioceres Crop Solutions Corp. on May 27, 2021.

2.3.    Basis of measurement

The unaudited interim condensed consolidated financial statements of the Group have been prepared using:

•       Going Concern Basis of Accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.

•      Accrual Basis of Accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

2.4.    Functional currency and presentation currency

a)    Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether these are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of June 30, 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy had to be considered as hyperinflationary since July 1, 2018. Consequently, the Group has applied IAS 29 to these financial statements.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Amounts in US Dollars, except otherwise indicated)

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to those agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

The inflation adjustment to the initial balances was calculated by means of a conversion factor derived from the Argentine price indexes published by the National Institute of Statistics.

The index as of March 31,2020 and June 30, 2019 was 305.5515 and 225.5370, respectively.

The index as of March 31, 2021 and June 30, 2020 was 435.8657 and 321.9738, respectively.

The comparative figures in these unaudited interim condensed consolidated financial statements presented in a stable currency are not adjusted for subsequent changes in the price levels or exchange rates.

b)    Presentation currency

The unaudited interim condensed consolidated financial statements of the Group are presented in US Dollars, which is the presentation currency.

c)    Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising from the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising from the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the gain or loss recognized upon such disposal.

2.5.    Changes in accounting policies

The accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted for the preparation of the consolidated financial statements as of June 30, 2020.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Amounts in US Dollars, except otherwise indicated)

2.6.    Changes in accounting estimates and judgments

The determination of fair value of the assets described in Note 4 at the acquisition date is mainly based on the application of a future cash flow present value technique. The main assumptions considered in determining fair value relate to the applicable discount rate and to the projections of incomes.

There were no other significant changes in accounting estimates and judgments with respect to the consolidated financial statements as of June 30, 2020.

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

a) The following new standards became applicable for the current reporting period and adopted by the Group. These amendments did not have a material impact on the Group.

Amendments to IFRS 16 - COVID-19 related Rent Concessions

As a result of the COVID-19 pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments. In May 2020, the IASB made an amendment to IFRS 16 Leases which provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted.

Entities applying the practical expedients must disclose this fact, whether the expedient has been applied to all qualifying rent concessions or, if not, information about the nature of the contracts to which it has been applied, as well as the amount recognized in profit or loss arising from the rent concessions.

On issuance, the practical expedient was limited to rent concessions for which any reduction in lease payments affects only payments originally due on or before 30 June 2021. Since lessors continue to grant COVID-19-related rent concessions to lessees and since the effects of the COVID-19 pandemic are ongoing and significant, in March 2021 was decided to extend the time period over which the practical expedient is available for use.

The amendments are effective for financial years beginning on or after January 1, 2020.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform (Phase 2)

The Phase 2 amendments, Interest Rate Benchmark Reform—Phase 2, address issues that might affect financial reporting during the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate (replacement issues). In 2019, the Board issued its initial amendments in Phase 1 of the project.

The amendments are related to changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities; hedge accounting; and disclosures. They apply only to changes required by the interest rate benchmark reform to financial instruments and hedging relationships. The amendments are effective for financial years beginning on or after January 1, 2020. Earlier application is permitted.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Amounts in US Dollars, except otherwise indicated)

b) The following new standards are not yet adopted by the Group

Amendments to IAS 1 - Classification of Liabilities as Current or Non-current - Deferral of Effective Date

The amendment defers by one year the effective date of Classification of Liabilities as Current or Non-current, which amends IAS 1 Presentation of Financial Statements. Classification of Liabilities as Current or Non-current was issued in January 2020, effective for annual reporting periods beginning on or after 1 January 2022. However, in response to the covid-19 pandemic, the effective date was deferred by one year to provide companies with more time to implement any classification changes resulting from those amendments. Classification of Liabilities as Current or Non-current is now effective for annual reporting periods beginning on or after 1 January 2023. Earlier application of the amendments continues to be permitted.

Amendments to IAS 1 - Disclosure of Accounting Policies

An entity is now required to disclose its material accounting policy information instead of its significant accounting policies. The amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial.

The amendments are applied prospectively and are effective for annual periods beginning on or after 1 January 2023. Earlier application is permitted.

Amendments to IAS 8 - Definition of Accounting Estimates

These amendments help entities to distinguish between accounting policies and accounting estimates making a distinction between how an entity should present and disclose different types of accounting changes in its financial statements. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”

The amendments are effective for annual periods beginning on or after 1 January 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted.

4.	ACQUISITIONS

On November 12, 2020 we acquired from Arcadia Biosciences Inc (“Arcadia”) the remaining ownership interest in Verdeca LLC (“Verdeca”), a joint agreement formed by Bioceres and Arcadia in 2012 to develop second generation biotechnologies for soybean and to globally commercialize the HB4 Soy technology, and in-licensing rights to Arcadia’s safflower and wheat traits and the related brands.

As part of the transaction, Bioceres has gained full access to and control of Verdeca´s vetted soybean library of gene-edited materials used to develop new quality and productivity traits for this crop, as well as exclusive rights to all Arcadia technologies that are applicable to soybean (Note 6.8).

The complementary portfolio of materials being licensed includes wheat varieties that produce flour with 65% less gluten, ten times the dietary fiber content of conventional wheat flours, and oxidative stability, which extends the shelf life of whole flours and food products produced with these flours. In addition, these flours produce breads and other foods that are substantially equivalent in taste and all other aspects to conventional wheat.

In consideration for the acquisition of the above-mentioned rights and assets, Bioceres paid Arcadia at the closing of the transaction $5 million in cash and $15 million in equity consisting of 1,875,000 Bioceres common shares and which are subject to a six-month lock-up period. Bioceres has relied on the exemption from the registration requirements of the Securities Act of 1933 under Section 4(a)(2) thereof, for a transaction by an issuer not involving any public offering. Bioceres will also pay Arcadia $2 million subject to Verdeca obtaining Chinese import clearance for HB4 Soy or achieving penetration of this technology in a minimum number of planted hectares. These payments do not include $1 million due to Arcadia post-closing as a reimbursement of costs associated with the transaction.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Amounts in US Dollars, except otherwise indicated)

Following the transaction Bioceres agreed with Arcadia to make royalty payments equivalent to 6% of the net HB4 Soy technology revenues realized by Verdeca and capped at a maximum $10 million aggregate amount of royalty payments (Note 6.14), and a royalty payment equivalent to 25% of the net wheat technology revenues resulting from the in-licensed materials.

On March 16, 2021 we acquired a 6% ownership interest, represented by 2,919,715 ordinary shares, in Moolec Science Ltd. (“Moolec”), a United Kingdom Molecular Farming company pursuing a hybrid concept between plant and cell-based technologies for the production of animal-free food solutions. Moolec has developed and fully de-regulated the world’s first bovine protein derived from modified safflower grain, a patented technology branded under the SPC name. In consideration for the acquisition, Bioceres transferred to Moolec the license to use and commercialize GLA/ARA safflower patents (Note 6.8).

5.	SEASONALITY

The Group revenues fluctuate depending on the timing of orders from our distributors and customers and on prevailing seed market prices, which influence the purchase decisions of growers, the end-users of seed and integrated products, crop protection products and crop nutrition products. Given the cyclicality of crop planting and harvesting and South America’s planting and growing seasons, which vary from year to year, our business is highly seasonal. This results in substantial fluctuations in quarterly sales and profitability. Generally, the Group sales are concentrated in the third and fourth quarters of each calendar year, when demand for seed and integrated products, crop protection products and crop nutrition products increases as South American growers begin planting their fields. Regarding the seed and integrated products business, the Group contracts with growers and seed suppliers based upon anticipated market demand that we forecast. Generally, in the seed and integrated products business we stock the seed during the harvest season and ship from inventory throughout the year, with the objective of selling most of the inventory from the current year’s harvest before the next year’s, with crop protection and crop nutrition business following a cycle similar to the seed cycle. The impact of seasonality and the resulting fluctuations in quarterly results may be lessened as we achieve our international expansion plans for the seed and integrated products business in geographies with complementary seasons and climates.

6.	INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

6.1.	Cash and cash equivalents

	03/31/2021	06/30/2020
Cash at bank and on hand	5,119,766	4,813,012
Money market funds	11,664,314	22,346,409
Short-term deposits	4,813,346	-
	21,597,426	27,159,421

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.2.	Other financial asset

	03/31/2021	06/30/2020
Current
Restricted short-term deposits	-	4,390,458
US Treasury bills	7,821,342	7,768,410
Others mutual funds	17,834,968	15,363,440
Other investments	1,945,688	1,277,525
	27,601,998	28,799,833

	03/31/2021	06/30/2020
Non-current
Shares of Bioceres S.A.	333,205	321,705
Other marketable securities	764	998
	333,969	322,703

6.3.	Trade receivables

	03/31/2021	06/30/2020
Current
Trade debtors	68,445,295	53,047,035
Allowance for impairment of trade debtors	(3,984,988)	(3,886,832)
Shareholders and other related parties (Note 15)	222,478	1,090,004
Allowance for impairment of shareholders and other related parties (Note 15)	-	(768)
Allowance for credit notes to be issued	(2,291,361)	(2,285,197)
Trade debtors - Parent company (Note 15)	7,647	-
Trade debtors - Joint ventures and associates (Note 15)	58,135	120,992
Deferred checks	17,955,370	25,461,399
	80,412,576	73,546,633

Non-current
Trade debtors	831,581	-
	831,581	-

6.4.	Other receivables

	03/31/2021	06/30/2020
Current
Taxes	3,072,699	2,205,342
Other receivables - Other related parties (Note 15)	1,609	2,102
Other receivables - Parents companies and related parties to Parents (Note 15)	924,518	102,069
Other receivables - Joint ventures and associates (Note 15)	1,843,419	1,562,340
Prepayments to suppliers	1,630,098	379,914
Prepayments to suppliers - Shareholders and other related parties (Note 15)	4,499	81,737
Reimbursements over exports	19,817	29,077
Prepaid expenses and other receivables	56,706	128,650
Loans receivable	230,000	230,000
Miscellaneous	72,579	49,441
	7,855,944	4,770,672

	03/31/2021	06/30/2020
Non-current
Taxes	745,368	328,701
Reimbursements over exports	1,423,805	1,293,958
Miscellaneous	-	80,914
	2,169,173	1,703,573

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.5.	Inventories

	03/31/2021	06/30/2020
Agrochemicals	323,482	356,489
Seeds and grains	6,803,174	1,300,998
Resale products	13,371,142	13,486,668
Manufactured products	11,973,922	8,079,553
Goods in transit	1,387,142	1,292,239
Supplies	5,891,549	5,930,471
Allowance for obsolescence	(691,603)	(1,107,870)
	39,058,808	29,338,548

6.6.	Biological assets

	03/31/2021	06/30/2020
Biological assets	17,101,794	965,728
	17,101,794	965,728

Changes in biological assets

	Soybean	Corn	Wheat	Barley	EcoSoy	EcoWheat	Total
Beginning of the period	105,101	271,754	45,639	34,050	-	509,184	965,728
Initial recognition and changes in the fair value of biological assets	729,084	156,853	248,859	46,553	(60,040)	547,192	1,668,501
Costs incurred during the period	247,193	421,494	242,576	37,337	17,949,236	4,309,212	23,207,048
Exchange differences	(53,604)	(113,091)	(39,290)	(12,356)	(2,379,624)	(657,154)	(3,255,119)
Decrease due to harvest / disposals	(94,434)	(249,261)	(363,764)	(68,471)	-	(4,708,434)	(5,484,364)
Period ended March 31, 2021	933,340	487,749	134,020	37,113	15,509,572	-	17,101,794

	Soybean	Corn	Wheat	Barley	Total
Beginning of the period	237,723	32,856	-	-	270,579
Initial recognition and changes in the fair value of biological assets	152,124	203,849	237,173	81,156	674,302
Decrease due to harvest / disposals	(250,097)	(197,114)	(216,101)	(65,176)	(728,488)
Cost incurred during the period	321,060	318,868	74,334	21,429	735,691
Exchange differences	(155,924)	(65,738)	(12,706)	(3,663)	(238,031)
Period ended March 31,2020	304,886	292,721	82,700	33,746	714,053

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

HB4® Program

Bioceres’ HB4 Program is an identity-preserved production system for growing drought-tolerant soy and wheat. It has multiple objectives, which include expanding Bioceres’ seed inventories, allowing growers to field test Bioceres’ HB4 technology, providing fields for product demonstrations and validating the products’ regional positioning.

HB4 seed varieties produced through the program will be commercialized as an integrated product, the EcoSeed. The seed treatment process to produce EcoSeeds utilizes customized microbial solutions for seed nutrition and protection, including biological fungicides. For soy EcoSeed products, nitrogen fixing bacteria (inoculants) are also integrated, including stress-tolerant formulations that are also optimized for drought-prone agricultural areas.

In addition to providing EcoSeeds for planting, the HB4 program comprises Bioceres’ next-generation crop nutrition and protection technologies for growing EcoWheat and EcoSoy, The HB4 program also includes digital apps that give growers access to satellite-based images and data for monitoring crop health, soil conditions and weather, information that helps optimize crop yields. On top of generating extensive and detailed datasets from each grower’s HB4 production fields that are monitored via these digital apps, Bioceres is applying and leveraging data science and blockchain technology to other areas of agriculture’s value chain, such as crop storage, logistics and processing, in order to guarantee HB4 identity and complete farm-to-fork traceability.

The identity-preserved HB4 Program to produce EcoSeeds utilizes service contracts with growers who are committed to preserving the identity of the HB4 crop under a full-seed production offtake agreement, which includes best environmental farming practices, such as no-till agriculture. Under these agreements, Bioceres contributes EcoSeed and the other aforementioned goods (“Contributed goods”) to growers for a pre-agreed price (based on prevailing market prices), which are deduced from the service fees to paid to growers at the time of harvest for the seed multiplication services provided.

As part of the transaction described in Note 4, Bioceres acquired full ownership of the HB4 soy inventory. HB4 program for EcoSoy had been produced jointly with Arcadia in Verdeca.

For the period ended March 31, 2021, the Contributed goods for HB4 Program amounted to $3.4 million with gross margin of approximately 50%. At the time of issuance of these financial statements we have already contracted over 60,000 hectares for upcoming wheat planting season with an estimated of $2.4 million of Contributed goods.

Joint operation with Espartina S.A.

On September 1, 2020, Rizobacter Argentina S.A., a subsidiary of the Company, entered into an agreement with Espartina S.A. (“Espartina”) to share its business of producing grain crops. The joint operation is classified as a joint agreement as established in IFRS 11, while the parties are entitled to the assets and obligations over the related liabilities. Rizobacter Argentina S.A. recognizes as a joint operator, in relation to its participation, assets, liabilities, income and expenses. The production obtained is distributed according to the contributions made by each party. The in-kind contributions made during the period amount to $0.6 million. Each party decides the means of commercialization and the destination of the grains produced.

Under the agreement, Rizobacter provides inputs and money necessary for producing the grains and according to the established participation percentages. For its participation, Espartina contributes all cultivation practices in fields, inputs not provided by Rizobacter, and all administrative expenses related to production.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.7.	Property, plant and equipment

Property, plant and equipment as of March 31, 2021 and June 30, 2020 included the following:

	03/31/2021	06/30/2020
Gross carrying amount	57,694,289	54,527,392
Accumulated depreciation	(14,849,095)	(13,012,286)
Net carrying amount	42,845,194	41,515,106

Net carrying amount for each class of assets is as follows:

Class	Net carrying amount 03/31/2021	Net carrying amount 06/30/2020
Office equipment	211,861	188,280
Vehicles	1,495,596	1,149,455
Equipment and computer software	57,112	32,448
Fixtures and fittings	2,964,942	3,679,075
Machinery and equipment	4,691,059	5,449,233
Land and buildings	31,564,966	29,746,076
Buildings in progress	1,859,658	1,270,539
Total	42,845,194	41,515,106

1.         Gross carrying amount as of March 31, 2021 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of period
Office equipment	579,882	53,093	-	(5,272)	15,240	-	642,943
Vehicles	2,977,542	919,541	-	(483,059)	29,664	-	3,443,688
Equipment and computer software	465,679	56,039	-	-	10,490	-	532,208
Fixtures and fittings	5,480,431	19,067	-	-	(286,425)	-	5,213,073
Machinery and equipment	9,054,701	319,113	-	(9,602)	(358,050)	-	9,006,162
Land and buildings	34,698,618	104,559	2,251,758	-	1,285,733	(1,344,111)	36,996,557
Buildings in progress	1,270,539	542,925	-	-	46,194	-	1,859,658
Total	54,527,392	2,014,337	2,251,758	(497,933)	742,846	(1,344,111)	57,694,289

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

2.         Accumulated depreciation as of March 31, 2021 is as follows:

	Depreciation
Class	Accumulated as of the beginning of period	Disposals	Of the period	Foreign currency translation	Revaluation	Accumulated as of the end of period
Office equipment	391,602	(3,062)	31,109	11,433	-	431,082
Vehicles	1,828,087	(393,170)	483,473	29,702	-	1,948,092
Equipment and computer software	433,231	-	33,044	8,821	-	475,096
Fixtures and fittings	1,801,356	-	384,082	62,693	-	2,248,131
Machinery and equipment	3,605,468	(9,602)	602,766	116,471	-	4,315,103
Land and buildings	4,952,542	-	470,332	179,460	(170,743)	5,431,591
Total	13,012,286	(405,834)	2,004,806	408,580	(170,743)	14,849,095

3.	Gross carrying amount as of March 31, 2020 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Reclassifications	Disposals	Foreign currency translation	Revaluation	As of the end of period
Office equipment	629,119	22,210	-	-	(71,888)	-	579,441
Vehicles	3,604,537	192,803	(273,923)	(145,101)	(395,870)	-	2,982,446
Equipment and computer software	955,657	35,536	(389,243)	-	(113,634)	-	488,316
Fixtures and fittings	6,438,430	15,598	-	-	(681,634)	-	5,772,394
Machinery and equipment	10,233,501	518,577	(620,891)	-	(798,355)	-	9,332,832
Land and buildings	34,530,114	41,211	-	-	(3,667,709)	3,301,525	34,205,141
Buildings in progress	668,614	535,850	-	-	(124,411)	-	1,080,053
Total	57,059,972	1,361,785	(1,284,057)	(145,101)	(5,853,501)	3,301,525	54,440,623

4.	Accumulated depreciation as of March 31, 2020 is as follows:

	Depreciation
Class	Accumulated as of the beginning of period	Disposals	Of the period	Foreign currency translation	Revaluation	Accumulated as of the end of period
Office equipment	415,682	-	27,090	(46,646)	-	396,126
Vehicles	1,818,836	(179,663)	326,305	(186,435)	-	1,779,043
Equipment and computer software	832,185	(316,244)	23,796	(96,339)	-	443,398
Fixtures and fittings	1,701,034	-	269,508	(184,083)	-	1,786,459
Machinery and equipment	3,896,810	(289,743)	427,906	(439,250)	-	3,595,723
Land and buildings	4,560,877	-	462,450	(468,291)	196,538	4,751,574
Total	13,225,424	(785,650)	1,537,055	(1,421,044)	196,538	12,752,323

The depreciation charge is included in Notes 7.3 and 7.4.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Amounts in US Dollars, except otherwise indicated)

Revaluation of property, plant and equipment

At a minimum, the Group updates its assessment of the fair value of its land and buildings at the end of each reporting year (after the revaluation policy was adopted), considering the most recent independent valuations and market data. As of March 31, 2021, the Group reviewed these valuations in order to determine the variations between the fair values and their book value, taking into consideration the valuations made in June 2020. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates. All resulting fair value estimates for land and buildings are classified as Level 3 and are consistent with the methodology disclosed in the annual financial statements.

6.8.	Intangible assets

Intangible assets as of March 31, 2021 and June 30, 2020 included the following:

	03/31/2021	06/30/2020
Gross carrying amount	70,520,885	42,832,837
Accumulated amortization	(9,427,852)	(7,499,373)
Net carrying amount	61,093,033	35,333,464

1.	Net carrying amount of each class of intangible assets is as follows:

Class	Net carrying amount 03/31/2021	Net carrying amount 06/30/2020
Seed and integrated products
HB4 soy and breeding program	26,599,438	7,345,923
Ecoseed integrated products	2,387,429	2,296,955
Crop nutrition
Microbiological products	3,550,217	2,503,631
Other intangible assets
Trademarks and patents	6,174,702	6,374,782
Software	1,230,589	686,965
Customer loyalty	16,150,658	16,125,208
RG/RS/OX Wheat	5,000,000	-
Total	61,093,033	35,333,464

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Amounts in US Dollars, except otherwise indicated)

2.	Gross carrying amount as of March 31, 2021 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Transfers/Disposals	Foreign currency translation	As of the end of period
Seed and integrated products
HB4 soy and breeding program (1)	7,345,923	19,446,492	(192,977)	-	26,599,438
Ecoseed integrated products	2,296,955	-	-	90,474	2,387,429
Crop nutrition
Microbiological products	3,867,593	1,360,320	(48,498)	149,848	5,329,263
Other intangible assets
Trademarks and patents	8,432,746	-	-	307,255	8,740,001
Software	2,088,929	638,962	192,977	58,173	2,979,041
Customer loyalty	18,800,691	-	-	685,022	19,485,713
GLA/ARA safflower (Note 4)	-	2,931,699	(2,931,699)	-	-
RG/RS/OX Wheat (Note 4)	-	5,000,000	-	-	5,000,000
Total	42,832,837	29,377,473	(2,980,197)	1,290,772	70,520,885

(1) Of the total additions, $18,4 million are associated with the transaction mentioned in Note 4.

3.	Accumulated amortization as of March 31,2021 is as follows:

	Amortization
Class	Accumulated as of beginning of period	Of the period	Transfers / Disposals	Foreign currency translation	Accumulated as of the end of period
Crop nutrition
Microbiological products	1,363,962	356,448	-	58,636	1,779,046
Other intangible assets
Trademarks and patents	2,057,964	432,354	-	74,981	2,565,299
Software	1,401,964	306,777	-	39,711	1,748,452
Customer loyalty	2,675,483	562,088	-	97,484	3,335,055
Total	7,499,373	1,657,667	-	270,812	9,427,852

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Amounts in US Dollars, except otherwise indicated)

4.	Gross carrying amount as of March 31, 2020 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Disposals	Foreign currency translation	As of the end of period
Seed and integrated products
HB4 soy and breeding program	6,120,336	895,526	-	-	7,015,862
Ecoseed integrated products	2,627,946	39,566	-	(284,832)	2,382,680
Crop nutrition
Microbiological products	3,267,200	-	(145,415)	(367,061)	2,754,724
Other intangible assets
Trademarks and patents	9,810,822	-	-	(1,063,362)	8,747,460
Software	2,149,340	115,753	-	(224,591)	2,040,502
Customer loyalty	21,873,093	-	-	(2,370,751)	19,502,342
Total	45,848,737	1,050,845	(145,415)	(4,310,597)	42,443,570

5.	Accumulated amortization as of March 31, 2020 is as follows:

	Amortization
Class	Accumulated as of beginning of period	Of the period	Disposals	Foreign currency translation	Accumulated as of the end of period
Crop nutrition
Microbiological products	1,059,083	360,886	(17,135)	(114,777)	1,288,057
Other intangible assets
Trademarks and patents	1,747,174	432,723	-	(189,369)	1,990,528
Software	1,154,617	297,516	-	(116,167)	1,335,966
Customer loyalty	2,271,437	562,568	-	(246,194)	2,587,811
Total	6,232,311	1,653,693	(17,135)	(666,507)	7,202,362

The amortization charge is included in Notes 7.3 and 7.4.

6.9.	Goodwill

The variations in goodwill that occurred during the period correspond to the result of inflation adjustment and conversion to presentation currency. There were not any indicators of goodwill impairment.

Carrying amount of goodwill as of March 31, 2021 and June 30, 2020 is as follows:

	03/31/2021	06/30/2020
Rizobacter	20,850,495	20,094,633
Bioceres Crops S.A. (previously named Semya)	5,630,150	5,432,222
	26,480,645	25,526,855

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.10.	Trade and other payables

	03/31/2021	06/30/2020
Current
Trade creditors	46,048,098	37,139,351
Shareholders and other related parties (Note 15)	1,782,812	1,031,710
Trade creditors - Parent company (Note 15)	22,799	2,210,308
Trade creditors - Joint ventures and associates (Note 15)	10,844,997	14,409,853
Taxes	1,396,637	2,163,552
Consideration of payment for Bioceres Crops S.A. acquisition (Note 15)	122,950	122,950
Miscellaneous	183,768	212,138
	60,402,061	57,289,862

Non-current
Consideration of payment for Bioceres Crops S.A. acquisition (Note 15)	452,654	452,654
	452,654	452,654

6.11.	Borrowings

	03/31/2021	06/30/2020
Current
Bank overdrafts	-	73,362
Bank borrowings	40,056,882	47,646,912
Corporate bonds	30,531,100	12,611,940
Net loans payables- Parents companies and related parties to Parents (Note 15)	3,695,556	3,389,521
Subordinated loan	11,131,482	-
	85,415,020	63,721,735
Non-current
Subordinated loan	-	10,364,045
Bank borrowings	3,912,570	3,497,671
Corporate bonds	37,828,241	18,364,894
Net loans payables- Parents companies and related parties to Parents (Note 15)	9,000,000	9,000,000
	50,740,811	41,226,610

On August 18, 2020, the Group completed an offering of $17 million under Series IV of its corporate bonds due August 18, 2023 with a nominal annual rate of 0%. The principal will be amortized in one instalment on the maturity date.

On March 5, 2021, the Group completed a $26 million public offering of Series V corporate bonds. The bonds were issued in two classes: Series V Class A for $5.2 million due March 5, 2022 with a nominal annual rate of 0.98% and Series V Class B for $20,8 million due March 5, 2024 with a nominal annual rate of 5.5%.

On March 15, 2021, we paid the last installment of the Syndicated loan and the commitments assumed by the Group and the pledge of the short-term deposit (Note 6.2) were released.

The carrying value of some borrowings as of March 31, 2021 measured at amortized cost differs from the fair value of these borrowings. The following measures of fair values are based on discounted cash flows (Level 3), due to the use of unobservable inputs, including own credit risk.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

	03/31/2021		06/30/2020
	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	40,056,882	38,686,082	47,646,912	43,046,111
Corporate Bonds	30,531,100	29,557,639	12,611,940	11,997,981

Non-current
Bank borrowings	3,912,570	3,482,699	3,497,671	3,072,395
Corporate Bonds	37,828,241	32,215,092	18,364,894	16,135,876

The Group has met the capital and interest installments whose maturity was effective in the nine-month period ended March 31, 2021.

6.12.	Employee benefits and social security

	03/31/2021	06/30/2020
Current
Salaries, accrued incentives, vacations and social security	2,901,135	2,960,542

Key management personnel (Note 15)	721,409	1,550,050
	3,622,544	4,510,592

Non-current
Key management personnel (Note 15)	-	534,038
	-	534,038

6.13.	Private warrants

	03/31/2021	06/30/2020
Private warrants	-	1,686,643
	-	1,686,643

As of June 30, 2020, the fair value of private warrants using a share price of $6.06 and risk-free rate of 0.29%, decreased to $1.7 million and the Group recognized a finance gain of $1.2 million.

On August 24, 2020, the Company completed an offer to exchange any and all of its 24,200,000 outstanding warrants, for either 0.12 Ordinary Shares (the "Exchange Shares") or $0.45 in cash per Warrant, without interest (the "Cash Consideration", and together with the Exchange Shares, the "Exchange Consideration"), at the election of the holder (the "Offer"). The Offer was made upon the terms and subject to the conditions set forth in the Company's Tender Offer Statement and Schedule 13E-3 Statement on Schedule TO, originally filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on July 27, 2020, as amended and supplemented, and the related letter of election and transmittal and other offer materials.

The Offer provided for a premium to the closing trading price of the Public warrants on July 24, 2020 equal to (a) 321%, in respect of the Cash Consideration, or (b) 482% in respect of the implied value of the Exchange Shares taking into account the closing trading price of the Ordinary Shares on July 24, 2020. The premium offer price allowed for maximum participation of holders in the Offer.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Based on information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, a total of 21,938,774 warrants were validly tendered and not properly withdrawn prior to the expiration of the Offer. The Company accepted for exchange all such Warrants and paid an aggregate amount of approximately $115,062 of the Cash Consideration and issued an aggregate of 2,601,954 Exchange Shares in exchange for the warrants tendered.

Following the Offer, the Company redeemed the 2,261,226 warrants that were not validly tendered or exchanged pursuant to the Offer for $0.405 in cash per warrant. The Company paid an aggregate amount of approximately $915,796 for these warrants.

As a result of the Offer and the redemption of the warrants, the Group recognized a total financial loss of $6.2 million in “Changes in fair value of financial assets or liabilities and other financial results” (Note 7.5) as consequence of the comparison between the fair value as of June 30, 2020 and the total amount paid.

6.14.	Consideration for acquisition of assets

	03/31/2021	06/30/2020
Current
Consideration for acquisition of assets	200,000	-
	200,000	-
Non-current
Consideration for acquisition of assets	7,637,972	-
	7,637,972	-

In consideration of payment to Arcadia for the assets describe in Note 4, Bioceres agreed to pay $2 million in four quarterly installments subject to obtaining Chinese import clearance for HB4 Soy or achieving penetration of this technology in a minimum number of planted hectares, royalty payments equivalent to 6% of the net HB4 Soy technology revenues realized by Verdeca and capped at a maximum $10 million and $1 million in five monthly installments as a reimbursement of costs associated with the transaction. As of March 31, 2021, four installments of the cost associated with the transaction were cancelled.

7.	INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

7.1.	Revenues from contracts with customers

	03/31/2021	03/31/2020
Sale of goods and services	123,865,537	122,690,160
Royalties	1,779,319	1,528,913
	125,644,856	124,219,073

Transactions of sales of goods and services with joint ventures, shareholders and other related parties are reported in Note 15.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.2.	Cost of sales

Item	03/31/2021	03/31/2020
Inventories as of the beginning of the period	29,338,548	27,322,003
Purchases of the period	71,969,049	63,190,137
Production costs	7,814,449	8,735,618
Foreign currency translation	(974,845)	(2,561,506)
Subtotal	108,147,201	96,686,252
Inventories as of the end of the period	(39,058,808)	(28,458,362)
Cost of sales	69,088,393	68,227,890

7.3.	R&D classified by nature

Item	Research and development expenses 03/31/2021	Research and development expenses 03/31/2020
Amortization of intangible assets	788,802	793,609
Import and export expenses	15,220	15,175
Depreciation of property, plant and equipment	270,358	73,945
Employee benefits and social securities	712,011	687,069
Maintenance	40,360	47,256
Energy and fuel	25,861	43,816
Supplies and materials	1,025,700	652,805
Mobility and travel	11,947	61,768
Professional fees and outsourced services	202,446	38,826
Professional fees related parties	405,241	958,854
Office supplies	3,233	10,061
Information technology expenses	10,336	-
Insurance	3,528	3,573
Depreciation of leased assets	7,450	-
Impairment of R&D projects	48,498	-
Miscellaneous	11,282	4,909
Total	3,582,273	3,391,666

	03/31/2021	03/31/2020
R&D Capitalized (Note 6.8)	2,451,432	935,092
R&D profit and loss	3,582,273	3,391,666
Total	6,033,705	4,326,758

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.4.	Expenses classified by nature and function

Item	Production costs	Selling, general and administrative expenses	Total 03/31/2021
Amortization of intangible assets	-	868,865	868,865
Analysis and storage	46,073	112,868	158,941
Commissions and royalties	858,864	587,356	1,446,220
Import and export expenses	84,338	511,811	596,149
Depreciation of property, plant and equipment	876,751	857,697	1,734,448
Depreciation of leased assets	244,501	322,132	566,633
Impairment of receivables	-	336,458	336,458
Freight and haulage	408,312	2,833,931	3,242,243
Employee benefits and social securities	3,185,521	10,362,221	13,547,742
Maintenance	449,049	357,643	806,692
Energy and fuel	224,353	37,297	261,650
Supplies and materials	237,242	100,401	337,643
Mobility and travel	5,630	514,312	519,942
Publicity and advertising	-	1,671,234	1,671,234
Contingencies	-	67,675	67,675
Share-based incentives	-	955,492	955,492
Professional fees and outsourced services	565,647	5,555,999	6,121,646
Professional fees related parties	-	156,584	156,584
Office supplies	135,053	294,945	429,998
Insurance	61,363	638,870	700,233
Information technology expenses	1,036	850,509	851,545
Obsolescence	401,271	-	401,271
Taxes	28,243	3,480,382	3,508,625
Miscellaneous	1,202	50,414	51,616
Total	7,814,449	31,525,096	39,339,545

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 03/31/2020
Amortization of intangible assets	-	860,084	860,084
Analysis and storage	26,620	6,993	33,613
Commissions and royalties	1,165,951	424,279	1,590,230
Import and export expenses	125,178	682,616	807,794
Depreciation of property, plant and equipment	894,459	568,651	1,463,110
Depreciation of leased assets	302,141	162,093	464,234
Impairment of receivables	-	1,073,843	1,073,843
Freight and haulage	531,784	2,293,995	2,825,779
Employee benefits and social securities	3,521,616	9,629,273	13,150,889
Maintenance	307,417	307,015	614,432
Energy and fuel	341,244	91,280	432,524
Supplies and materials	238,801	193,350	432,151
Mobility and travel	17,047	1,362,112	1,379,159
Publicity and advertising	-	1,568,316	1,568,316
Contingencies	-	(8,144)	(8,144)
Share-based incentives	-	2,573,927	2,573,927
Professional fees and outsourced services	557,689	1,514,155	2,071,844
Professional fees related parties	-	40,985	40,985
Office supplies	46,678	274,241	320,919
Insurance	61,103	160,070	221,173
Information technology expenses	-	673,066	673,066
Obsolescence	572,686	-	572,686
Taxes	20,292	3,304,529	3,324,821
Miscellaneous	4,912	114,301	119,213
Total	8,735,618	27,871,030	36,606,648

7.5.	Finance results

	03/31/2021	03/31/2020
Financial costs
Interests expenses with the Parents (Note 15)	(946,191)	(2,268,743)
Interests expenses	(12,714,236)	(12,506,631)
Financial commissions	(1,462,134)	(1,086,191)
	(15,122,561)	(15,861,565)
Other financial results
Exchange differences generated by assets	18,353,003	26,900,937
Exchange differences generated by liabilities	(28,348,568)	(44,476,376)
Changes in fair value of financial assets or liabilities and other financial results	(5,307,210)	1,438,051
Gain from cancellation of purchase option	-	-
Share-based payment cost of listing shares	-	-
Net gain of inflation effect on monetary items	6,784,998	7,545,325
	(8,517,777)	(8,592,063)

Total net financial results	(23,640,338)	(24,453,628)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

8.	TAXATION

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	03/31/2021	03/31/2020
Current tax expense	(6,477,671)	(2,551,082)
Deferred tax	245,508	1,712,809
Total	(6,232,163)	(838,273)

The gross movement on the deferred income tax account is as follows:

	03/31/2021	03/31/2020
Beginning of the period deferred tax	(14,164,930)	(17,358,162)
Charge of the period	245,508	1,712,809
Charge to OCI	293,342	(776,247)
Conversion difference	(719,505)	1,854,841
Total net deferred tax	(14,345,585)	(14,566,759)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	03/31/2021	03/31/2020
(Loss) earning before income tax-rate 0%	(22,867,550)	5,081,044
Earning (loss) before income tax-rate 21%	7,899,632	(2,780,111)
Earning (loss) before income tax-rate 30%	16,004,259	(364,028)
Income tax benefit by applying tax rate to loss before tax:	(6,460,200)	693,032
Share of profit or loss of subsidiaries, joint ventures and associates	2,064,293	(363,784)
Stock options charge	(43,644)	(239,312)
Rate change adjustment	(247,584)	(135,612)
Non-deductible expenses and untaxed gains	(145,696)	(74,246)
Representation expenses	(57,903)	(84,367)
Foreign investment coverage	365,831	478,444
Tax adjustments (1)	614,907	(59,064)
Result of inflation effect on monetary items and other finance results	(2,322,167)	(1,053,364)
Income tax	(6,232,163)	(838,273)

(1)	The tax adjustment for the period ended March 31, 2021 is related to a claim tax position based on jurisprudence that our subsidiary in Brazil made to tax authorities.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

9.	EARNINGS PER SHARE (EPS)

The numerators and denominators used in the calculation of basic EPS and diluted EPS are presented below:

	03/31/2021	03/31/2020
Numerator
(Loss) profit for the period (basic EPS)	(7,503,849)	1,143,771
(Loss) profit for the period (diluted EPS)	(7,503,849)	1,143,771
Denominator
Weighted average number of shares (basic EPS)	38,756,606	36,120,517
Weighted average number of shares (diluted EPS)	38,756,606	36,120,517

Basic (loss) gain attributable to ordinary equity holders of the parent	(0.1936)	0.0317
Diluted (loss) gain attributable to ordinary equity holders of the parent	(0.1936)	0.0317

Due to the net loss for the period ended March 31, 2021, diluted EPS was the same as basic EPS. For the period ended March 31, 2020, diluted EPS was the same as basic EPS as the effect of potential ordinary shares would be non-dilutive.

For the period ended March 31, 2021 basic and diluted EPS calculations include the 2,601,954 shares issued in exchange for the warrants tendered (Note 6.13), the repurchase of 403,036 Bioceres shares, and the 1,875,000 shares issued in exchange for the acquisition of assets mentioned in Note 4.

10.	INFORMATION ABOUT UNAUDITED INTERIM CONDENSED CONSOLIDATED COMPONENTS OF EQUITY

10.1.     Share capital

On August 24, 2020, as consequence of the warrants Offer (see Note 6.13), we issued 2,601,954 shares in exchange for the warrants tendered.

On November 12, 2020, we issued 1,875,000 shares in exchange for the acquisition of assets mentioned in Note 4.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

10.2.     Non-controlling interests

There were no dividends paid to non-controlling interests in the periods ended March 31, 2021 and 2020.

11.	CASH FLOW INFORMATION

Significant non-cash transactions related to investment and financing activities are as follows:

	03/31/2021	03/31/2020
Investment activities
Settlement of receivables through PPE contribution	1,741,143	-
Investment in-kind in other related parties (Note 15)	632,938	609,935
Arcadia asset acquisition financed by debt (Note 4)	7,637,972	-
Arcadia asset acquisition through issuance of capital (Note 4)	15,000,000	-
Non-monetary contributions in joint ventures and associates (Note 12)	2,931,699	250,000
	27,943,752	859,935

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

12.	JOINT VENTURES AND ASSOCIATES

	03/31/2021	06/30/2020
Liabilities
Trigall Genetics S.A.	1,266,645	1,548,829
	1,266,645	1,548,829

	03/31/2021	06/30/2020
Assets
Synertech Industrias S.A.	26,173,289	24,619,773
Indrasa Biotecnología S.A.	81,119	33,019
Alfalfa Technologies S.R.L.	101,883	-
Moolec Science Limited (Note 4)	2,931,699	-
	29,287,990	24,652,792

The Group is considered to have significant influence over Moolec based on having a director in common and due to a 37.6% ownership interest of Moolec is held by our ultimate parent company.

Share of profit or loss of joint ventures and associates:

	03/31/2021	03/31/2020
Trigall Genetics S.A.	282,184	(113,359)
Synertech Industrias S.A.	883,001	1,251,545
Indrasa Biotecnología S.A.	46,743	28,239
	1,211,928	1,166,425

Changes in joint ventures and associates

	03/31/2021	03/31/2020
As of the beginning of the period	23,103,963	23,350,125
Monetary contributions	101,883	-
Non-monetary contributions (Note 4)	2,931,699	250,000
Revaluation of property, plant and equipment	(178,932)	351,554
Foreign currency translation	850,804	(2,662,603)
Share of profit or loss	1,211,928	1,166,425
As of the end of the period	28,021,345	22,455,501

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

13.	SEGMENT INFORMATION

The following tables present information with respect to the Group´s reporting segments:

Period ended March 31, 2021	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	22,461,141	65,731,848	35,672,548	123,865,537
Royalties	1,779,319			1,779,319
Others
Government grants	1,707	-	-	1,707
Initial recognition and changes in the fair value of biological assets	599,468	272,427	796,606	1,668,501
Total	24,841,635	66,004,275	36,469,154	127,315,064

Cost of sales	(8,995,408)	(41,197,243)	(18,895,742)	(69,088,393)
Gross margin per segment	15,846,227	24,807,032	17,573,412	58,226,671
%	64%	38%	48%	46%

Period ended March 31, 2020	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues
Sale of goods and services	21,876,064	67,309,123	33,504,973	122,690,160
Royalties	1,528,913	-	-	1,528,913
Others
Government grants	24,983	-	-	24,983
Initial recognition and changes in the fair value of biological assets	39,283	393,920	241,099	674,302
Total	23,469,243	67,703,043	33,746,072	124,918,358

Cost of sales	(9,548,911)	(39,279,487)	(19,399,492)	(68,227,890)
Gross margin per segment	13,920,332	28,423,556	14,346,580	56,690,468
% of Segment Revenue	59%	42%	43%	45%

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

14.	FINANCIAL INSTRUMENTS – RISK MANAGEMENT

The following tables show additional information required under IFRS 7 for financial assets and liabilities recorded as of March 31, 2021 and June 30, 2020.

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial asset	03/31/2021	06/30/2020	03/31/2021	06/30/2020
Cash and cash equivalents	9,933,112	4,813,012	11,664,314	22,346,409
Other financial assets	333,969	4,713,161	27,601,998	24,409,375
Trade receivables	81,244,157	73,546,633	-	-
Other receivables (*)	4,515,747	3,349,901	-	-
Total	96,026,985	86,422,707	39,266,312	46,755,784

(*) Advances expenses and tax balances are not included.

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial liability	03/31/2021	06/30/2020	03/31/2021	06/30/2020
Trade and other payables	60,854,715	57,742,516	-	-
Borrowings	136,155,831	104,948,345	-	-
Convertible notes	47,197,434	43,029,834	-	-
Lease liability	935,738	1,109,812	-	-
Employee benefits and social security	3,622,544	5,044,630	-	-
Consideration for acquisition of assets	7,837,972	-	-	-
Warrants	-	-	-	1,686,643
Total	256,604,234	211,875,137	-	1,686,643

Financial instruments measured at fair value

Measurement at fair value at 03/31/2021	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	11,664,314	-	-
Other mutual funds	17,834,968	-	-
US Treasury bills	7,821,342	-	-
Other investments	1,945,688	-	-

Measurement at fair value at 06/30/2020	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	22,346,409	-	-
Other mutual funds	15,363,440	-	-
US Treasury bills	7,768,410	-	-
Other investments	1,277,525	-	-

Financial liabilities valued at fair value
Private warrants	-	-	1,686,643

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach, which use quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in Level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer.

There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 6.11).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

15.	SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the periods ended March 31,2021 and 2020, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Amount of the transactions of the period ended
Party	Transaction type	03/31/2021	03/31/2020
Joint ventures and associates	Sales and services	3,790,858	4,859,825
Joint ventures and associates	Purchases of goods and services	(13,505,689)	(16,487,731)
Joint ventures and associates	Equity contributions	3,033,582	250,000
Key management personnel	Salaries, social security benefits and other benefits	(2,620,517)	(4,915,673)
Key management personnel	Interest (loss) gain	(9,173)	34,730
Shareholders and other related parties	Sales of goods and services	158,796	331,217
Shareholders and other related parties	Purchases of goods and services	(1,728,942)	(1,387,677)
Shareholders and other related parties	In-kind contributions	632,938	609,935
Parents companies and related parties to Parents (Note 7.5)	Interest expenses	(946,191)	(2,268,743)
Parent company	Purchases of goods and services	-	(95)
Total		(11,194,338)	(18,974,212)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

		Amounts receivable from related parties
Party	Transaction type	03/31/2021	06/30/2020
Parent company	Trade debtors	7,647	-
Parents companies and related parties to Parents	Other receivables	924,518	102,069
Shareholders and other related parties	Trade debtors	222,478	1,090,004
Shareholders and other related parties	Allowance for impairment	-	(768)
Other receivables - Other related parties	Other receivables	6,108	83,839
Joint ventures and associates	Trade debtors	58,135	120,992
Joint ventures and associates	Other receivables	1,843,419	1,562,340
Total		3,062,305	2,958,476

		Amounts payable to related parties
Party	Transaction type	03/31/2021	06/30/2020
Parent company	Trade creditors	(22,799)	(2,210,308)
Parents companies and related parties to Parents	Net loans payables	(12,695,556)	(12,389,521)
Parent company	Consideration payment Bioceres Crops S.A. acquisition	(575,604)	(575,604)
Key management personnel	Salaries, social security benefits and other benefits	(721,409)	(2,084,088)
Shareholders and other related parties	Trade and other payables	(1,782,812)	(1,031,710)
Joint ventures and associates	Trade creditors	(10,844,997)	(14,409,853)
Total		(26,643,177)	(32,701,084)

16.	KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation of directors and other members of key management, including social security contributions and other benefits, was as follows for the period ended March 31, 2021 and 2020.

	03/31/2021	03/31/2020
Salaries, social security and other benefits	1,665,025	2,341,746
Share-based incentives	955,492	2,573,927
Total	2,620,517	4,915,673

17.	SHARE-BASED PAYMENTS

Incentive payments based on options

a) Share option plan (2019)

The plan granted 1,200,000 stock options with an exercise price of $4.55. They are vested when the beneficiaries have served a period of service since the grant date until each vesting period described below. The beneficiaries must remain in the Company or subsidiary as of the date of exercising the option to exercise it. The stock options expire on October 31, 2029.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in US Dollars, except otherwise indicated)

Options can be exercised for a period of up to three years, with 1/3 vesting every 12 months, and on a cashless basis at their volume weighted average price (“VWAP”) of the ordinary shares during a twenty-day period to the date of exercise.

The fair value of the stock options at the grant date was estimated using the "Black-Scholes" model, considering the terms and conditions under which the options on shares were granted and adjusted to consider the possible dilutive effect of the future exercise of options.

Factor	Incentive option plan
Weighted average fair value of shares	$5.42
Exercise price	$4.55
Weighted average expected volatility (*)	29.69%
Dividend rate	0%
Weighted average risk-free interest rate	1.66%
Weighted average expected life	9.89 years
Weighted average fair value of stock options at measurement date	$2.47

(*) Implied volatility of Public warrants

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of the stock options.

The Group estimates that 100% of the stock options will be exercised, taking into account historical patterns of executives maintaining their jobs and the probability of exercising the options. This estimate is reviewed at the end of each annual or interim period.

The following table shows the weighted average amount and exercise price and the movements of the stock options of executives and directors of the Group during the nine-month periods ended March 31, 2021 and 2020.

	03/31/2021		03/31/2020
	Number of options	Exercise price	Number of options	Exercise price
At the beginning	1,200,000	$4.55	1,200,000	$4.55
Granted during the period	-	-	-	-
Annulled during the period	-	-	-	-
Exercised during the period	-	-	-	-
Expired during the period	-	-	-	-
Effective at period	1,200,000	$4.55	1,200,000	$4.55

The charge of the plan recognized during the period was $0.6 million.

b) Share Option Plan (2020)

The Share Option Plan (2020) is for up to 100,000 underlying ordinary shares for certain key employees. The options have an exercise price of $5.55 and may be exercised for a period of up to three years from the grant date, with 1/3 vesting every 12 months. The first third of the vesting period is on September 18, 2021. The Board of Directors will determine the number of options and the key employees who will receive the award. As of the date of these financial statements the Share Option Plan (2020) is not yet implemented.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in US Dollars, except otherwise indicated)

c) Annual compensation - Bonus

Bonus in Cash is an annual cash incentive awarded up to an amount that is five times the individual’s monthly salary, which can be increased by $30,000 in value if the recipient decides to receive the base bonus in ordinary shares, to each of the Chief Operating Officer, Sales Director and Marketing Director and Managing Director of Rizobacter S.A. The bonus will be granted upon the meeting of certain financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget.

For the year ended June 30, 2020, all the beneficiaries decided to receive the bonus in ordinary shares.

Bonus in Kind is an annual in-kind incentive awarded in ordinary shares up to an equivalent of $315,000, $165,000 and $100,000 to the Chief Executive Officer (the “CEO”), Chief Financial Officer (the “CFO”) and Chief Technology Officer, respectively, to tie a portion of their compensation to financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget.

The number of shares that can be awarded under each bonus shall be determined by using a 20-day volume weighted average price (“VWAP”) of the Company’s ordinary shares, starting with the day on which the relevant financial and operational objectives are met by the Company and the bonus is granted.

50% of bonus vests immediately if the financial and operational objectives are achieved as of such date, and the remaining 50% vests in the following year.

The charge in the nine-month period ended March 31, 2021 in consideration of the annual compensation bonus for objectives achieved in the year ended June 30, 2020 amounted to $0.3 million. No charges have been accounted for the annual compensation bonus for objectives to be achieved in the year ending June 30, 2021.

On May 14, 2021, the company issued 147,788 shares in connection to the Annual Compensation Bonus for the year ended June 30, 2020.

d) Bonus in performance

This plan is an in-kind incentive awarded in ordinary shares which contains a performance target that is related to the market price of the Company’s shares. On March 16, 2021, the target was achieved and on May 14, 2021 the company issued 800,000 shares.

e) Employee Stock Purchase Plan (ESPP)

This is an incentive plan for eligible employees with no stock compensation to purchase ordinary shares of the Company up to a maximum of 15% percent of such employee’s monthly compensation. The number of ordinary shares subject to the ESPP shall be 200,000 ordinary shares. The purchase price will be equal to 85% of the lower of the closing price of the Company’s ordinary shares on the first business day and the last business day of the relevant offering period. As of the date of these financial statements the ESSP is not yet implemented.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in US Dollars, except otherwise indicated)

18.	LEASE

Right-of-use leased asset	03/31/2021	06/30/2020
Cost
Book value at the beginning of the period	2,369,326	-
Additions for initial application of IFRS 16	-	1,523,177
Additions of the period	520,102	846,149
Exchange differences	166,209	-
Book value at the end of the period	3,055,637	2,369,326

Depreciation	03/31/2021	06/30/2020
Book value at the beginning of the period	1,254,729	-
Additions for initial application of IFRS 16	-	759,045
Exchange differences	145,886	(71,134)
Depreciation of the period	574,083	566,818
Accumulated depreciation at the end of the period	1,974,698	1,254,729
Total	1,080,939	1,114,597

Lease liability	03/31/2021	06/30/2020
Book value at the beginning of the period	1,109,812	-
Additions for initial application of IFRS 16	-	1,523,177
Additions of the period	282,887	702,826
Interest expenses, exchange differences and inflation effects	101,614	(551,232)
Payments of the period	(558,575)	(564,959)
Total	935,738	1,109,812

Lease Liabilities	03/31/2021	06/30/2020
Non-current	428,304	444,714
Current	507,434	665,098
Total	935,738	1,109,812

The recognized right-of-use assets relate to the following types of assets:

	03/31/2021	06/30/2020
Machinery and equipment	620,375	598,561
Vehicles	960,879	264,069
Equipment and computer software	436,298	407,546
Land and buildings	1,038,085	1,099,150
	3,055,637	2,369,326

The incremental borrowing rate used was 6.19%.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in US Dollars, except otherwise indicated)

19.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

On March 15, 2021, we paid the last installment of the Syndicated loan and the commitments assumed by the Group and the pledge of the short-term deposit (Note 6.2) were released.

There were no other significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosure made in the Consolidated financial statement as of June 30, 2020.

20.	IMPACT OF COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, reaching over 465,000 confirmed cases in 200 countries and territories by late March. COVID-19 has disrupted business activities in the worldwide. The Group’s operations, which involve agricultural production and commercialization activities, have not been affected. Consequently, our financial condition, liquidity position and results of operations have not been materially impacted as we have been allowed to continue with our operations.

The eventual scope of COVID-19 outbreak and its impact on global economy are unknown, with governments being able to adopt stricter prevention measures, which are not predictable in this instance. It cannot be reasonably quantified to what extent COVID-19 will affect the Company's business and the results of its operations in the future if this situation is prolonged. The Board of Directors and senior management are closely monitoring the situation and taking all necessary measures at their disposal to protect human life and the Group’s operations and financial condition.

21.	EVENTS OCCURRING AFTER THE REPORTING PERIOD

On April 9, 2021, Rasa Holding LLC, acquired a controlling interest in Insumos Agroquímicos S.A. (“InsuAgro”), an Argentine public company, represented by a total of 11,022,000 shares, distributed as follows: (i) 2,749,390 ordinary, registered shares of AR$ 0.10 nominal value each and five votes per share, denominated Class A; and (ii) 8,272,610 ordinary, registered shares of Pesos 0.10 nominal value each and one vote per share, denominated Class B, jointly representing 50.1% of equity interest and 55.05% of voting interest.

The consideration for the acquisition was $0.282 per share, totaling an amount of $3.1 million (the “Fixed Price”). At closing, we paid $0.2 million, and the rest is payable in three installment due August 31, 2022, 2023 and 2024 for an amount of $0.9 million, $0.9 million and $1.2 million, respectively. The amount payable will accrue an interest annual rate of 5.5%. Furthermore, the Fixed Price may be increased up to 3.5x Adjusted EBITDA (as defined in the share exchange agreement) per share to be measured in each annual reporting period.

By the time of these financial statements are authorized for issuance, the analysis of the accounting of this transaction has not been completed.

Subsequent to March 31, 2021, there have been no situations or circumstances that may require significant adjustments or further disclosure in these unaudited interim condensed consolidated financial statements that were not mentioned above.